SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

 the Securities Exchange Act of 1934

Date of Announcement: 27 March 2017

BT Group plc

(Translation of registrant's name into English)

BT Group plc

 81 Newgate Street

 London

EC1A 7AJ

 England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X...             Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No ..X..

This announcement contains inside information.

March 26, 2017

Ofcom investigation into BT use of Deemed Consent

BT today acknowledged the findings of Ofcom's investigation into the historical use of 'Deemed Consent' by its Openreach business.

          Deemed Consent is an agreed process between Openreach and its Communications Provider customers. It allows Openreach to halt the installation and reschedule the delivery date for providing dedicated business services (known as Ethernet) in a number of specific circumstances beyond its control.

          Ofcom found that Openreach had breached its contractual and regulatory obligations by inadequately and retrospectively applying Deemed Consent between January 2013 and December 2014.

          Ofcom also found that Openreach failed to compensate Communications Providers fully after successful appeals against the application of Deemed Consent over the period October 2013 to August 2016 - and Openreach has already compensated Communications Providers in full for this particular failing, which amounted to less than £1 million.

       As a result of the findings, Openreach has agreed to compensate Communications Providers outside of BT in full and Ofcom has imposed a fine of £42 million, reflecting the seriousness of the failings. This includes a 30 per cent maximum discount for BT admitting its liabilities and agreeing to compensate the affected Communications Providers in  full. The precise amount of these compensation payments will result from discussions with the affected Communications Providers outside of BT, but is currently estimated at approximately £300 million.

      The regulatory fine and associated compensation payments will be treated as a specific item charge. BT's trading outlook for both 2016/17 and 2017/18 is unchanged.

     Ofcom has additionally fined BT £300,000 for failure to provide accurate and complete information under the Communications Act 2003. BT does not agree with all elements of this particular decision, but has decided to accept it in the interests of reaching a swift and final resolution. BT agrees with the importance of providing accurate and complete information in response to Ofcom's information requests, and that this is central to the integrity of the UK's regulatory regime.

     Clive Selley, Openreach CEO, said: "We apologise wholeheartedly for the mistakes Openreach made in the past when processing orders for a number of high-speed business connections.

      "This shouldn't have happened and we fully accept Ofcom's findings.

      "Since I became CEO of Openreach in February 2016, we have monitored this area very closely, we have made improvements to how we process and deliver such connections, and we will make sure the same mistakes aren't repeated in future.

      "This issue is unrepresentative of the vast majority of work conducted by Openreach and we are committed to delivering outstanding service for our customers."

    Gavin Patterson, BT Group Chief Executive said: "The investigation into historical Deemed Consent practices at Openreach revealed we fell short of the high standards we expect in serving our Communications Provider customers.

      "We take this issue very seriously and we have put in place measures, controls and people to prevent it happening again.

       "My management team and I are determined that BT applies the highest standards when serving our customers."

Openreach response

Openreach has invested in significant changes to training, systems and practices for handling Ethernet orders and the Deemed Consent process.

           This has included developing a Revised Job Control Manual - with input from the independent Office of the Telecommunications Adjudicator (OTA) - that has given Openreach's Job Control teams greater clarity and transparency on the Deemed Consent process; better training and coaching; and continuous feedback. Openreach has shared this new approach with its Communications Provider customers and it has delivered record numbers of such connections during the last year.

           Openreach has also made improvements to the way it processes payments awarded on successful appeals against Deemed Consent applications.

           Openreach will be contacting all the affected Communications Providers in the coming weeks and offering them a full and fair settlement. This will be based on an approach that has been discussed with Ofcom and this will cover the period from January 2013 to September 2016 (i.e. beyond the period of Ofcom's investigation and to the point at which Openreach introduced major reforms to the Deemed Consent process).

          Openreach and Ofcom are discussing further improvements to the Deemed Consent process which would benefit all parties.

          Openreach has changed fundamentally and has implemented a number of major governance enhancements in recent months to make it a more transparent and autonomous business. This includes appointing an independent Chairman and establishing a Board with a majority of independent members in January 2017.

ENDS

The person responsible for making this announcement is Dan Fitz, BT's Company Secretary.

Notes to Editors

Over the period 2013/14 to 2016/17, the total Ethernet Service Level Guarantee payments paid by BT to Communications Providers amounted to £87 million.

About BT

BT's purpose is to use the power of communications to make a better world. It is one of the world's leading providers of communications services and solutions, serving customers in 180 countries. Its principal activities include the provision of networked IT services globally; local, national and international telecommunications services to its customers for use at home, at work and on the move; broadband, TV and internet products and services; and converged fixed-mobile products and services. BT consists of six customer-facing lines of business: Consumer, EE, Business and Public Sector, Global Services, Wholesale and Ventures, and Openreach.

For the year ended 31 March 20161, BT Group's reported revenue was £19,012m with reported profit before taxation of £2,907m.

British Telecommunications plc (BT) is a wholly-owned subsidiary of BT Group plc and encompasses virtually all businesses and assets of the BT Group. BT Group plc is listed on stock exchanges in London and New York.

1 The results for the period have been revised to reflect the outcome of the investigation into our Italian business. Detail of which is set out in our third quarter results announcement published on 27 January 2017. This financial information is unaudited.

For more information, visit www.btplc.com

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BT Group plc

(Registrant)

 By: /s/ Dan Fitz, Company Secretary

--------------------

Dan Fitz, Company Secretary.

Date 27 March 2017